UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Enel Américas S.A.

(Name of Subject Company)

Enel Américas S.A.

Francisco de Borja Acha B.

Domingo Cruzat A.

Patricio Gómez S.

Hernán Somerville S.

José Antonio Vargas L.

Enrico Viale

(Name of Person Filing Statement)

American Depository Shares (ADS) each representing

50 shares of Common Stock, no par value

(Title of Class of Securities)

29274F104

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Aurelio Bustilho

Enel Américas S.A.

Santa Rosa 76

Santiago, Chile

+ (562) 2353-4000

(Name, Address and Telephone Number(s) of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Domingo Valdés P.

Enel Américas S.A

Santa Rosa 76

Santiago, Chile

+ (562) 2353-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Enel Américas S.A., a Chilean publicly held stock corporation (sociedad anónima abierta) (“Enel Américas”). Enel Américas’ principal executive office is located at Santa Rosa 76, Santiago, Chile, and its telephone number is +562 2353-4000.

Securities.

This Schedule 14D-9 relates to the common stock, without par value, of Enel Américas (“Shares”) and American depositary shares of Enel Américas, each representing 50 Shares (“ADSs”). As of March 12, 2021, there were 76,086,311,036 Shares outstanding (including Shares represented by ADSs).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of Enel Américas, which is the subject company and a person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information — Name and Address” above. In addition to Enel Américas, Borja Acha B., Domingo Cruzat A., Patricio Gómez S., Hernán Somerville S., José Antonio Vargas L. and Enrico Viale (each an “Individual Director” and collectively, the “Individual Directors”), who together constitute the entire board of directors of Enel Américas (the “Board”) are persons filing this Schedule 14D-9 along with Enel Américas (together with Enel Américas, the “Filing Persons”). The present business address of each of the Individual Directors is c/o Enel Américas S.A., Santa Rosa 76, Santiago, Chile.

This Schedule 14D-9 relates to the offer (the “U.S. Offer”) by Enel S.p.A., an Italian societá per azioni (“Enel”), to purchase up to a total of 7,608,631,104 of the outstanding shares of common stock, without par value (such shares, the “Shares”), of Enel Américas, (including Shares represented by ADSs), which represents 10% of the outstanding capital stock of Enel Américas as of the date hereof, from all holders of Shares who are U.S. Persons (as defined the Offer to Purchase described below) and all holders of ADSs held anywhere, at a purchase price of Ch$140 per Share in cash and Ch$7,000 per ADS in cash, without interest, in each case payable in U.S. dollars, and less applicable withholding taxes and distribution fees (the “Offer Price”). This offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 2021 (the “Offer to Purchase”), incorporated herein by reference, and the related Form of Acceptance and the ADS Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer”).

Through a concurrent offer in Chile, Enel is offering to purchase up to 7,608,631,104 of the outstanding Shares held anywhere (including Shares held by U.S. Persons) (the “Chilean Offer”), at the purchase price of Ch$140 in cash for each Share. In no event will Enel purchase more than 7,608,631,104 Shares (including Shares represented by ADSs) in total in the U.S. Offer and the Chilean Offer combined (collectively, the “Offers”). If more than 7,608,631,103 Shares (including Shares represented by ADSs) are tendered in the Offers, Shares and ADSs properly and timely tendered in the Offers and not properly withdrawn will be subject to proration as described in the Offer to Purchase. The Offers are conditioned upon certain events described in the Offer to Purchase.

The U.S. Offer and the Chilean Offer are being conducted concurrently and, in all material respects, have the same terms and are subject to the same conditions; however, participants in the Chilean Offer (including U.S. Persons), may not be granted the protection of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Enel’s address, as set forth in the Offer to Purchase, is Viale Regina Margherita 137, 00198 Rome, Italy.

The information set forth in the sections of the Offer to Purchase entitled “Questions and Answers,” “Special Factors — Background of the Offers” and “The U.S. Offer — Terms of the U.S. Offer” is incorporated herein by reference.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Background of the Offers,” “Special Factors — Interests of Directors and Executive Officers” and “Special Factors — Related Party Transactions” is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board of Directors

Rule 14e-2 under the Exchange Act requires that Enel Américas, as the subject company of the Offers, make a statement as to its position with respect to the Offers. At a meeting held on March 25, 2021, the Board of Enel Américas met to discuss the Offers launched on March 15, 2021 and unanimously adopted resolutions recommending that the holders of Shares and ADSs who want liquidity, and would like to receive cash at this time for a portion of their Shares or ADSs, accept the Offers. In making this recommendation, the Board considered that the Offers provide holders of Shares and ADSs with certain benefits, as well as certain disadvantages, as described in further detail under “Reasons for the Recommendation” below. Enel Américas and the Board urge each holder of Shares or ADSs to make such holder’s own decision regarding the Offers, including, among other things, the adequacy of the tender offer price, based on all of the available information and in light of the holder’s own liquidity needs and investment objectives, the holder’s view with respect to Enel Américas’ prospects and outlook, the matters considered by the Board, as noted below, and any other factors that the holder of Shares or ADSs deems relevant to the holder’s investment decision. See “Reasons for the Recommendation” for a discussion of the factors considered by the Board in making its determination.

Reasons for the Recommendation

In order to analyze the Offers and make an informed decision with respect to the Offers, the Board consulted with Enel Américas senior management and external advisors in evaluating the Offers and considered the following documents:

1.	The prospectus containing the terms and conditions of the Chilean Offer, filed by Enel with the Chilean Financial Markets Commission (Comisión para el Mercado Financiero), or CMF, and sent to Enel Américas and to Enel Américas shareholders.

2.	The Offer to Purchase filed by Enel with the U.S. Securities and Exchange Commission and sent by Enel to Enel Américas shareholders who are U.S. Persons and holders of ADSs.

3.	The opinions issued by each Individual Director on March 19, 2021, which contain the reasoned opinions of each of the Individual Directors regarding the advisability of the Offers to the shareholders of Enel Américas as required under Chilean law (discussed below).

As part of its evaluation and decision process, the Board considered a number of factors, including the following material factors, which the Individual Directors cited in their individual director opinions and the Board viewed as supporting its decision:

Advantages

•	The Offer Price of Ch$140 per Enel Américas Share:

-	represents a 16.3% premium over Enel Américas´ current market price of Ch$120.39 per Share (the closing price as of March 12, 2021, the trading day prior to the launch of the Offers);

-	represents a 17.1% premium over the average of Enel Américas´ market price for the week prior to the launch of the Offers of Ch$119.53 per Share;

-	represents a 23.9% premium over Enel Américas´ market price of Ch$112.99 per Share (the closing price on December 16, 2020, the trading day prior to the first public announcement of the Offers);

-	represents a 17.0% premium over the weighted average of Enel Américas´ market prices over the past 12 months of Ch$119.61 per Share;

-	represents a 27.5% premium over the Ch$109.79 per Share payable to shareholders who exercised Chilean statutory merger dissenters’ rights in connection with the pending Merger with EGP Americas (as described in the Offer to Purchase);

-	is above the highest share price achieved by Enel Américas in the last year (Ch$137.5 per Share); and

-	is in line with the target share prices of market analysts (according to Bloomberg Consensus)

•	The Offer Price is payable in cash, which provides certainty and an opportunity to liquidate a portion of the ownership interests that minority shareholders may hold in Enel Américas and receive cash at this time, considering that by virtue of the Merger, the ownership that minority shareholders hold in Enel Américas´ will be diluted.

•	A comparison of the Offer Price with previous transactions shows that it is in line with the historical premiums paid in tender offers where the controlling shareholder increases its ownership interest in the target company, which are around 30%.

•	The post-Merger Enel Américas will feature a significant enhancement to its environmental, social and governance (ESG) profile, which may be relevant to those shareholders who consider ESG important in their investment decisions.

Disadvantages

•	The Offers are made by Enel, the current controlling shareholder of Enel Américas, who will increase its ownership interest, with a corresponding decrease in the number of Shares held by minority shareholders, which could potentially have an adverse impact on liquidity. (However, the tender offer provides current minority shareholders with a certain liquidity event and an opportunity to liquidate a portion of their ownership interests in Enel Américas.)

•	The weighting of Enel Américas in certain stock indices that use the company’s public float as a weighting method will be affected. (However, the Offers provide current minority shareholders with an opportunity to reduce their exposure to Enel Américas, if they so wish, in line with the reduced weighting that will occur in certain stock indices.)

•	Upon completion of the pending Merger with EGP Américas, Enel, the controlling shareholder, will hold more than two-thirds of Enel Américas. As a consequence, Enel will own enough Shares to approve corporate matters without the need for the votes of any other shareholders, decreasing the relative weight in corporate governance of the minority shareholders.

•	With the incorporation of EGP Américas’ assets in the Merger, Enel Américas will have a more diversified business and it is possible that the long-term value of Enel Américas may be greater than the Offer Price offered by the Offers. However, the future prospects of Enel Américas are subject to market uncertainties and risks.

•	Independent appraisers and evaluators recently did in-depth valuation work on the fundamental value of Enel Américas stock in connection with the pending Merger with EGP Américas, and the average value of the Enel Américas shares obtained by the independent appraisers and evaluators of approximately Ch$150 per share, is higher than the Offer Price. (However, shareholders must consider that this is a valuation of 100% of Enel Américas and includes a control premium which does not apply to a partial tender offer.)

The description above is not exhaustive but summarizes the material factors considered by the Board. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to, and did not attempt to, provide specific assessments of, quantify, rank or otherwise assign relative weight to the specific factors considered in determining its decision.

Individual Director Opinions

In addition, in order to comply with Chilean law, each of the Individual Directors issued on March 19, 2021 an individual reasoned opinion in his capacity as a director of Enel Américas addressed to Enel Américas’ shareholders with respect to the Offers. Chilean law requires that each member of the Board individually express in writing his or her reasoned opinion as to the advisability of the Offers to the shareholders of Enel Américas’.

Each of the Individual Directors analyzed the Offers in the context of the Merger, taking into consideration the potential benefits of the Offers, including financial factors, potential negative factors, and other factors and reasons that they considered to be relevant for the analysis of the Offers. Although no two statements were identical and not all directors considered all the same factors, each director individually concluded that the Offers, including the U.S. Offer, is advisable for those minority shareholders of Enel Américas who want liquidity for their Shares and ADSs and to reduce their ownership interest in Enel Américas. English translations of individual opinions are filed as Exhibit (a)(9) to this Schedule 14D-9.

Each of the Individual Directors notes that his individual reasoned opinion should not be relied upon as investment advice or in making a determination as to whether to sell or hold Shares or ADSs and advises shareholders and ADS holders instead to seek independent financial advice to the extent they deem it necessary.

Intent to Tender

To the knowledge of Enel Américas, after reasonable inquiry, none of the directors or executive officers of Enel Américas beneficially owns any Shares or ADSs, other than Hernán Somerville S., an independent director of Enel Américas and Chair of the Directors’ Committee, who is the controlling shareholder of Inversiones Santa Verónica Limitada, a Chilean entity that currently holds 6,689,400 Shares, and Patricio Gómez S., an independent director of Enel Américas, who currently owns 150,000 ADSs. To the knowledge of the Enel Américas, after reasonable inquiry, none of the directors, officers, affiliates or subsidiaries of the Company, to the extent they beneficially own any Shares or ADSs, currently intends to sell or tender in the Offers Shares or ADSs beneficially owned by them., except that Mr. Sommerville has advised that Inversiones Santa Verónica Limitada intends to tender its Shares in the Chilean Offer.

The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Background of the Offers,” and “Special Factors — Interests of Directors and Executive Officers” is incorporated herein by reference.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the section of the Offer to Purchase entitled “The Offers — Fees and Expenses” is incorporated herein by reference.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the knowledge of Enel Américas, after reasonable inquiry, none of Enel and Enel Américas, their respective executive officers or directors, or any majority-owned subsidiary of Enel and Enel Américas has effected any transaction in Enel Américas Shares or Enel Américas ADSs during the past sixty (60) days. However, upon the effectiveness of the Merger (which will occur on April 1, 2021), all outstanding shares of EGP Américas held by Enel will be exchanged for 31,195,387,525 newly issued Shares. To the knowledge of Enel Américas, after reasonable inquiry, no executive officer, director, affiliate, any associate or majority-owned subsidiary of Enel Américas or any of the Individual Directors owns or has a right to acquire any Shares or ADSs of Enel Américas, other than the ADSs held by Mr. Gómez and the indirect interest held in the Shares by Mr. Somerville described in Item 4 of this Schedule 14D-9 and the Shares to be issued to Enel in the Merger, or except as set forth elsewhere in the Offer to Purchase.

Except as described or incorporated by reference into this Schedule 14D-9, each Individual Director discloses (only with respect to himself or herself) that such director (i) does not beneficially own or have a right to acquire any Enel Américas Shares or Enel Américas ADSs and (ii) has not effected any transaction in Enel Américas Shares or Enel Américas ADSs during the past sixty (60) days.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described or incorporated by reference into this Schedule 14D-9, Enel Américas is not currently undertaking or engaged in any negotiations in response to the Offers that relate to (i) a tender offer for or other acquisition of Enel Américas’ securities by Enel Américas, any subsidiary of Enel Américas or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Enel Américas or any subsidiary of Enel Américas; (iii) a purchase, sale or transfer of a material amount of assets of Enel Américas or any subsidiary of Enel Américas; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Enel Américas.

Except as described or incorporated by reference into this Schedule 14D-9, there are no transactions, resolutions of the Board of Enel Américas, agreements in principle, or signed contracts entered into in response to the Offers that relate to one or more of the events referred to in the preceding paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

None.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated March 15, 2021 (incorporated herein by reference to Exhibit (a)(1)(A) to the combined Schedule TO and Schedule 13D under cover of Schedule TO filed by Enel S.p.A. on March 15, 2021 (the “Schedule TO”)).

(a)(2)	Form of Acceptance (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	ADS Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	ADS Letter to Clients (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(7)	Shares Letter to Clients (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(8)	English translation of Chilean Prospectus (Prospecto) (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(9)	English translations of the individual statements delivered by each Individual Director pursuant to Chilean law.

(a)(10)	Supplement to Offer to Purchase dated March 25, 2021 (incorporated herein by reference to Exhibit (a)(1)(J) to the Amendment No. 3 to the Schedule TO filed by Enel S.p.A. on March 25, 2021 (“Schedule TO Amendment No. 3”)).

(a)(11)	English translation of Amended and Restated Chilean Prospectus (Prospecto) (incorporated herein by reference to Exhibit (a)(1)(K) to Schedule TO Amendment No. 3).

99.1.	Powers of Attorney authorizing certain persons to sign the Solicitation/Recommendation Statement on Schedule 14D-9 on behalf of the Individual Directors.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2021

Enel Américas S.A.

By:	/s/ Aurelio Bustilho
	Name:	Aurelio Bustilho
	Title:	Chief Financial Officer

*
Francisco de Borja Acha B.

*
Domingo Cruzat A.

*
Patricio Gómez S.

*
Hernán Somerville S.

*
José Antonio Vargas L.

*
Enrico Viale

* By:	/s/ Aurelio Bustilho
Name: Aurelio Bustilho
Title: Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 99.1 hereto.